Exhibit 23 (b) (ii) under Form N-1A
                                            Exhibit 3(b) under Item 601/Reg. S-K


                                 FT SERIES, INC.

                                 Amendment No. 1

                                     BYLAWS

      THESE Bylaws are amended as follows:

      Delete Section 2 of Article I and substitute in its place the following:



                  "Section 2. SPECIAL MEETINGS. Special Meetings of Shareholders
            of the Company or of a particular Series or Class may be called by the Chairman, or by the Board of Directors; and shall be called by the Secretary whenever ordered by the Chairman, any Director, as requested in writing by shareholders entitled to cast at least 25% of the voter shares, or holders of shares entitled to cast not less than 10% of the votes at the meeting. Such request shall state the purpose of such meeting and the matters proposed to be enacted threat, and no other business shall be transacted at any such special meeting. The Secretary shall inform such shareholders of the reasonable costs of preparing and mailing the notice of the meeting, and upon payment to the Corporation of such costs, the Secretary shall give not less than ten on or more than 90 days' notice of the meeting. Unless requested by Shareholders entitled to cast a majority of all the votes entitled to be cast as the meeting, a special meeting need not be called to consider any matter which is substantially the same as a matter voted on at a special meeting of the Shareholders held during the preceding 12 months."